Exhibit 99.2

FF301 Page 1 of 10 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 August 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: MINISO Group Holding Limited Date Submitted: 03 September 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 10,000,000,000 USD 0.00001 USD 100,000 Increase / decrease (-) 0 USD Balance at close of the month 10,000,000,000 USD 0.00001 USD 100,000 Total authorised/registered share capital at the end of the month: USD 100,000

FF301 Page 2 of 10 v 1.2.1 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 1,238,960,393 0 1,238,960,393 Increase / decrease (-) -24,918,944 0 Balance at close of the month 1,214,041,449 0 1,214,041,449 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information

FF301 Page 3 of 10 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). Share Incentive Plan adopted in September 2020 Exercise Price: USD0.00 - 0.036 Granted on 16/1/2020, 27/9/2020, 15/10/2020 and 15/10/2021 2,912,180 0 2,912,180 0 0 0 31,113,690 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 Ordinary shares (AA1) Decrease in treasury shares: 0 Ordinary shares (AA2) Total funds raised during the month from exercise of options: USD 0 Remarks: 1. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan (the "2020 Plan") is 147,301,128 shares, of which 92,586,048 shares are already issued to certain share incentive award holding vehicles for the vesting and exercise of share options granted, and 6,187,636 shares represented by the 1,546,909 American Depositary Shares (the "ADSs") have been repurchased from the NYSE for the benefit of the 2020 Plan pursuant to a share repurchase program adopted in December 2021. 1,465,524 and 1,396,216 restricted share units (the "RSUs") were vested to employees on March 25, 2025 (US time) and March 17, 2026 (HK time), respectively, which have been granted on March 20, 2024 pursuant to the 2020 Plan. Further, 14,552,014 new shares may be issued to the grantees pursuant to the RSUs granted by the Company. 2. The Company can still issue up to 31,113,690 shares (i.e. 147,301,128 - 92,586,048 - 6,187,636 - 1,465,524 - 1,396,216 - 14,552,014) for share options that can potentially be granted under the 2020 Plan.

FF301 Page 4 of 10 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 10 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 10 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Share Incentive Plan adopted in September 2020 - restricted share units granted in March 2024 0 0 14,286,856 2). Share Incentive Plan adopted in September 2020 - restricted share units granted in April 2026 0 0 265,158 Increase in issued shares (excluding treasury shares): 0 Ordinary shares (DD1) Decrease in treasury shares: 0 Ordinary shares (DD2)

FF301 Page 7 of 10 v 1.2.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased for cancellation but not yet cancelled) 18 June 2026 -276,908 2). Repurchase of shares (shares repurchased and cancelled) 24 August 2026 12 June 2025 -24,918,944 Increase/ decrease (-) in issued shares (excluding treasury shares): -24,918,944 Ordinary shares (EE1) Increase/ decrease (-) in treasury shares: Ordinary shares (EE2) Remarks: 1. The above 276,908 shares are represented by a total of 100,000 ordinary shares repurchased from the HKEX on August 31, 2026 and a total of 44,227 ADSs repurchased from the NYSE from August 28, 2026 to August 31, 2026 and such shares are still pending cancellation as at August 31, 2026. 2. The above 24,918,944 shares are represented by a total of 19,038,400 ordinary shares repurchased from the HKEX from August 21, 2025 to June 11, 2026 and a total of 1,470,136 ADSs repurchased from the NYSE from November 20, 2025 to June 10, 2026 and such shares were cancelled on August 24, 2026. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -24,918,944 Ordinary shares Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 Ordinary shares

FF301 Page 8 of 10 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 9 of 10 v 1.2.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Ye Guofu Title: Director (Director, Secretary or other Duly Authorised Officer)

FF301 Page 10 of 10 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.